Cameco Corporation
Management’s Discussion and Analysis (MD&A)
For the period ended June 30, 2009
The following discussion of the financial condition and operating results of Cameco Corporation has been prepared as of August 11, 2009 and updates our first quarter and annual MD&A and should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended June 30, 2009, as well as the audited consolidated financial statements for the company for the year ended December 31, 2008 and MD&A of the audited financial statements, both of which are included in the 2008 annual financial review. No update is provided where an item is not material or where there has been no material change from the discussion contained in our first quarter and annual MD&A. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2008 annual financial review is available on the company’s website at cameco.com, on sedar.com and on EDGAR at sec.gov/edgar.shtml.
Statements contained in this MD&A, which are not historical facts or a description of present circumstances, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A, the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2008 annual financial review, and the section titled “Risk Factors” in the company’s 2008 annual information form.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended		Six months ended
	June 30		June 30		Change
Financial Highlights	2009	2008	2009	2008	%
Revenue ($ millions)	774	620	1,389	1,213	15
Earnings from operations ($ millions)	283	120	360	283	27
Cash provided by operations[1] ($ millions)	125	113	316	259	22
Net earnings ($ millions)	247	150	329	284	16
Adjusted net earnings ($ millions)[2]	140	139	230	287	(20)
Earnings per share (EPS) — basic ($)	0.63	0.44	0.86	0.82	5
EPS — diluted ($)	0.63	0.42	0.85	0.79	8
EPS — adjusted and diluted ($)[2]	0.36	0.39	0.60	0.79	(24)
Average uranium (U3O8) spot price ($US/lb U3O8)	48.33	61.33	46.50	67.42	(31)
Average realized uranium price
• $US/lb U3O8	40.64	47.35	38.86	43.84	(11)
• $Cdn/lb U3O8	51.45	51.12	49.31	47.64	4
Average realized electricity price ($/MWh)	70	56	63	56	13
Average Ontario electricity spot price per megawatt hour ($/MWh)	23	47	33	48	(31)
FINANCIAL RESULTS
Consolidated Earnings
Second Quarter
For the three months ended June 30, 2009, our net earnings were $247 million ($0.63 per share diluted), $97 million higher than net earnings of $150 million ($0.42 per share diluted) recorded in the second quarter of 2008.
For the three months ended June 30, 2009, our adjusted net earnings2 were $140 million ($0.36 per share adjusted and diluted), $1 million higher than adjusted net earnings of $139 million ($0.39 per share adjusted and diluted) recorded in the second quarter of 2008. The increase was due to higher earnings in the fuel services and electricity businesses, partially offset by lower results in the gold and uranium businesses. Gross profit from our electricity business benefited from a higher realized price in the quarter. See section titled “BPLP’s Outlook for 2009” in this document for more information. Increased costs adversely affected uranium profits. See the

[1]	Including changes in working capital. For more information on working capital changes, refer to note 11 of the second quarter unaudited consolidated financial statements.

[2]	Net earnings for the quarters and six months ended June 30, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 30.

section titled “Uranium Results – Second Quarter” in this document for more information. The gold business was impacted by lower gold production and higher operating costs.
Compared to the second quarter of 2008, exploration expenditures were $2 million lower, at $17 million, with uranium exploration expenditures declining by $2 million to $12 million. Gold exploration expenditures at Centerra Gold Inc. (Centerra) were unchanged at $5 million compared to the second quarter of 2008.
In the second quarter of 2009, our income tax expense, excluding adjustments, was $3 million compared to $10 million in the same period of 2008. Our effective income tax rate was 2% in the second quarter of 2009 compared to 6% in 2008.
In the second quarter of 2009, direct administration costs were $37 million, a decrease of $2 million compared to 2008 due mainly to reduced requirements for system technology enhancements and lower recruiting activity.
In the second quarter of 2009, stock-based compensation costs were $4 million compared to $47 million in the second quarter of 2008. Late in 2008, we amended our stock option program and began accounting for our options using their fair value at the grant date. Under this method, our stock option expense is highly predictable. For this reason, we will not be adjusting our net earnings for stock option expense in 2009.

	Three months ended
	June 30
Administration ($ millions)	2009	2008
Direct administration	37	39
Stock-based compensation[1]	4	47

Total administration	41	86

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.
Six Months Ended June 30, 2009
For the six months ended June 30, 2009, our net earnings were $329 million ($0.85 per share diluted), $45 million higher than net earnings of $284 million ($0.79 per share diluted) recorded in the first half of 2008.
For the six months ended June 30, 2009, our adjusted net earnings3 were $230 million ($0.60 per share adjusted and diluted), $57 million lower than adjusted net earnings of $287 million ($0.79 per share adjusted and diluted) recorded for the same period in 2008. The decrease was due to lower earnings in the gold and uranium businesses, partially offset by higher results in the fuel services and electricity businesses. Increased costs adversely affected uranium profits. See the section titled “Uranium Results – Six Months Ended June 30, 2009” in this document for more information. The gold business was impacted by lower gold production and higher operating

[3]	Net earnings for the quarters and six months ended June 30, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 30.

costs. Gross profit from our electricity business benefited from increased generation and an increase in the realized price, while realized selling prices for fuel services were higher in the first six months of 2009.
Compared to the first half of 2008, exploration expenditures were $2 million higher, at $34 million, with uranium exploration expenditures unchanged at $22 million. Gold exploration expenditures at Centerra were $2 million higher at $12 million compared to the first six months of 2008.
In the first six months of 2009, our income tax expense, excluding adjustments, was $5 million compared to $24 million in the same period of 2008. Our effective income tax rate was 3% in the first half of 2009 compared to 7% in 2008.
In the first six months of 2009, direct administration costs were $68 million, a decrease of $1 million compared to 2008 due mainly to reduced requirements for system technology enhancements and lower recruiting activity. The rate of growth in the workforce has slowed since the third quarter of 2008.
In the first half of 2009, stock-based compensation costs were $10 million compared to $25 million in 2008. As noted previously, we will not be adjusting our net earnings for stock option expense in 2009.

	Six months ended
	June 30
Administration ($ millions)	2009	2008
Direct administration	68	69
Stock-based compensation[1]	10	25

Total administration	78	94

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.
Quarterly Financial Results ($ millions except per share amounts)

	2009		2008				2007
Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	774	615	918	729	620	593	494	681
Net earnings	247	82	31	136	150	134	61	91
EPS — basic ($)	0.63	0.23	0.08	0.39	0.44	0.38	0.18	0.26
EPS — diluted ($)	0.63	0.22	0.08	0.39	0.42	0.37	0.17	0.25
Cash from operations[1]	125	191	340	109	113	146	57	450

[1]	Including changes in working capital. For more information on working capital changes, refer to note 11 of the second quarter unaudited consolidated financial statements.

Revenue of $774 million in the second quarter of 2009 was 26% higher than in the first quarter due to increased volumes and realized selling prices (in Canadian dollars) in the uranium and fuel services businesses. Revenue from the electricity and gold businesses were comparable to that of the first quarter of 2009.
Net earnings in the second quarter of 2009 were significantly higher than in the first quarter of 2009 primarily due to unrealized mark-to-market gains on our foreign exchange contracts. These gains related to the increase in the Canadian dollar relative to the US dollar in the first quarter of 2009. Results in the uranium and fuel services businesses were stronger due to the increases in sales volumes and realized prices (in Canadian dollars).
Our financial results tend to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses. For the remainder of 2009, uranium revenue is more heavily weighted to the fourth quarter.
Cash Flow
In the second quarter of 2009, we generated $125 million in cash from operations compared to $113 million in the same period of 2008. The increase of $12 million was related to the benefit of higher sales being offset by working capital requirements.
In the first half of 2009, we generated $316 million in cash from operations compared to $259 million in the same period of 2008. The increase of $57 million was related to higher sales and a decrease in working capital requirements compared to the prior year. The change in working capital is primarily related to lower accounts receivables in 2009 compared to 2008.
Balance Sheet
At June 30, 2009, our total debt was $907 million, representing a decrease of $406 million compared to December 31, 2008. During the quarter, we determined the best short-term use of available cash, including a portion of the proceeds from the first quarter 2009 equity issuance, was to temporarily reduce debt thereby reducing our borrowing costs. However, we maintain the ability to fully draw the funds available under our lines of credit. Included in our June 30, 2009 total debt was $177 million, which represents our proportionate share of BPLP’s capital lease obligation. At June 30, 2009, our consolidated net debt to capitalization ratio was 12%, down from 23% at the end of 2008. The decrease was due largely to the issue of equity in the first quarter of 2009 when we issued 26.7 million common shares for gross proceeds of approximately $460 million.
Cameco intends to file a shelf prospectus in Canada for offerings of up to $1 billion in senior debt. We expect that initial issuances will be used to refinance all or a portion of the debt incurred to fund long-term investments made in 2008 with longer term maturities and for general corporate purposes.
Our product inventories increased by $40 million compared to the end of 2008 due to increased inventories of conversion services products and higher average carrying values for uranium.

At June 30, 2009, our consolidated cash balance totalled $349 million, with cash held by Centerra accounting for $140 million of this amount.
Foreign Exchange Update
During the quarter, the Canadian dollar strengthened against the US dollar from $1.00 (US) for $1.26 (Cdn) at March 31, 2009 to $1.00 (US) for $1.16 (Cdn) at June 30, 2009.
At June 30, 2009, we had foreign currency contracts of $1,490 million (US) and EUR 34 million.
The US currency contracts had an average rate of $1.00 (US) for $1.16 (Cdn) at June 30, 2009, which reflects the original foreign exchange spot prices at the time the contracts were entered into and includes net deferred gains.
At June 30, 2009, the net mark-to-market gain on all foreign exchange contracts was $2 million compared to a $95 million loss at March 31, 2009.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At June 30, 2009, net deferred gains totalled $54 million. The schedule for net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains (Charges)	2009	2010	2011
$ millions (Cdn)	15	34	5

OUTLOOK FOR THE YEAR 2009
Below is a table summarizing Cameco’s 2009 consolidated outlook as well as the outlook for each of our business segments. Updates from the outlook contained in the table disclosed in Cameco’s first quarter MD&A were made to the following items (in bold): consolidated revenue, tax rate, uranium revenue, uranium sales volume, uranium unit cost of product sold, nuclear electricity revenue, gold production, and gold capital expenditures.
2009 Financial Outlook1

Nuclear
2009 Outlook	Consolidated	Uranium	Fuel Services	Electricity	Gold
Revenue	Increase 5% to 10%[2,3]	Increase 5% to 10%[4,5]	Increase 5% to 10%	Increase 10% to 15%[6]	—
Administration costs	Decrease 5% to 10%	—	—	—	—
Tax rate	Less than 5%[7]	—	—	—	—
Sales volume	—	34 to 36 million lbs[8]	Decline slightly	—	—
Unit cost of product sold	—	Increase 20% to 25%[9]	—	Decrease slightly	—
Capacity factor	—	—	—	About 90%	—
Production	—	20 million lbs	8 to 12 million kgU	—	680,000 to 730,000 oz10
Capital expenditures	$367 million[11]	—	—	$38 million	$107 million (US)[12]

[1]	Cameco only provides outlook for the select items shown in the table. For all other items listed in the table, no outlook is provided.

[2]	This is the revenue outlook for the uranium, fuel services and nuclear electricity businesses and does not include gold.

[3]	Outlook contained in the first quarter MD&A table – revenue expected to be similar to 2008.

[4]	Based on a uranium spot price of $48.00 (US) per pound, reflecting the UxC spot price as of August 10, 2009.

[5]	Outlook contained in the first quarter MD&A table – revenue expected to decrease 2% to 5% over 2008.

[6]	Outlook contained in the first quarter MD&A table – revenue expected to decrease by 5% to 10% over 2008.

[7]	Outlook contained in the first quarter MD&A table – tax rate expected to be 5% to 10%.

[8]	Outlook contained in the first quarter MD&A table – sales volume expected to be 32 million to 34 million pounds.

[9]	Outlook contained in the first quarter MD&A table – unit cost of product sold to increase by 15% to 20% over 2008. The unit cost of product sold, excluding purchases, is expected to rise by 5% to 10%, in line with our previous estimate. See section titled “2009 Outlook for Uranium” for more information.

[10]	Outlook contained in the first quarter MD&A table – production to be 720,000 to 770,000 ounces.

[11]	Cameco’s consolidated outlook for capital expenditures does not include Bruce Power or Centerra capital expenditures.

[12]	Outlook contained in the first quarter MD&A table – capital expenditures to be $100 million (US).
Material changes, from those contained in our annual MD&A, as updated by the information contained in our first quarter MD&A, have been made to the 2009 outlook for consolidated revenue, uranium revenue, uranium sales volumes, uranium unit cost of product sold, nuclear electricity revenue and gold production. These changes are discussed below. In addition, we are including our updated expected realized uranium price sensitivity table for 2009 to 2013 and an analysis of the sensitivity of Cameco’s results to changes in the US to Canadian dollar and the spot prices for uranium, electricity and gold.

Consolidated Outlook for 2009
For 2009, consolidated revenue is now expected to increase 5% to 10% over 2008 compared to our previous estimate indicating it would be similar to 2008. The increase in the estimate is related to the change in outlook for uranium revenue and electricity revenue discussed in the sections titled “2009 Outlook for Uranium” and “BPLP’s Outlook for 2009” contained in this document.
2009 Outlook for Uranium
In 2009, reported uranium sales volumes are expected to total 34 million to 36 million pounds U3O8 compared to the 32 million to 34 million pounds previously reported due to new commitments entered into with deliveries in 2009. As a result, we now expect uranium revenue for 2009 to increase by 5% to 10% over 2008 compared to our previous estimate that revenue would decrease 2% to 5%.
Our unit cost of product sold for the full year is now expected to rise by 20% to 25% compared to 2008. In the first quarter report, we estimated an increase of 15% to 20%. The increase in the estimate is related to additional purchases of uranium at prices substantially higher than our cost of production.
Cost of product sold represents the average cost of inventory, which includes both produced and purchased material. Consistent with prior disclosure, the estimated cost of produced material is expected to contribute a 5% to 10% increase in our average unit cost of product sold. The remainder of the year-over-year increase is attributable to the cost of purchased material.
Cameco purchases uranium to support its sales activities, including higher trading volumes. The supply interruption provisions in our sales contracts protect us from having to purchase uranium in the event of a shortfall in planned production or deliveries under the highly enriched uranium agreement.
Uranium Price Sensitivity (2009 to 2013)
The prices shown in our expected realized uranium price sensitivity table are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may vary with changes in market prices over the period 2009 to 2013.
The expected realized prices reported in this table may change from quarter to quarter based on changes in a number of variables, including:
•	new contracts entered into during the quarter,
•	variations in the actual spot price or long-term price during the most recent quarter from the price assumptions in the table published in the previous quarter,
•	changes in inflation assumptions,
•	changes in delivery plans from those assumed in the table published in the previous quarter as a result of requirements contracts or volume flexibility terms contained in some contracts, and
•	changes in the volume of uncommitted material.

Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption by setting the spot price at the levels noted, and calculating our expected realized prices accordingly. For example, under the $60.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $60.00 (US) at June 30, 2009, and remains at that level through 2013. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries generally beginning on average two to four years after contract signing.
Many of the contracts we are delivering into during the period 2009 to 2013 were finalized in 2003 to 2005 when industry market prices were in the range of about $11 to $31 (US) (see the table below for industry average uranium market prices from 2003 to 2008). To the extent these contracts have pricing fixed at these historic uranium prices or have low ceiling prices, they will yield lower prices than current market prices. As these older contracts expire over the next few years and we begin delivering into more contracts signed since 2006, our average realized price will benefit.
The table below outlines the industry average uranium market prices over the past few years which may help put our average realized prices into perspective.
Industry Average Uranium Market Prices ($US/lb U3O8)

	2003	2004	2005	2006	2007	2008
Spot price indicator	11.55	18.60	28.67	49.60	99.29	61.58
Long-term price indicator	12.10	21.00	30.66	49.90	90.83	82.50
The uranium price sensitivity table for the period 2009 to 2013 below has been updated to reflect our revised sales volume forecast, deliveries made and contracts entered into up to June 30, 2009.
Expected Realized Uranium Price Sensitivity Under Various Spot Price Assumptions
(Rounded to the nearest $1)
Current $US/lb U3O8

Spot
Price	$20	$40	$60	$80	$100	$120	$140
2009	36	37	39	42	44	46	48
2010	33	38	46	52	59	65	72
2011	34	39	48	55	63	71	79
2012	37	40	49	57	66	75	83
2013	44	47	56	67	77	88	96
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions, and material risks which could cause actual prices to vary:
•	sales volume of 36 million pounds for 2009 (which has been adjusted for the accounting requirements of the product loan agreement) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results,
•	utilities take the maximum quantities allowed under their contracts, unless a delivery notice has been provided, which is subject to the risk that they take lower quantities or defer quantities resulting in materially different realized prices,

•	Cameco defers a portion of deliveries under contract for 2010 and 2011 as a result of exercising its rights under supply interruption provisions,
•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices,
•	the average long-term price indicator in a given year is assumed to be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price during the course of a year could lead to materially different results, and
•	an inflation rate of 2.5%, but variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.
BPLP’s Outlook for 2009
Electricity revenue in 2009 is expected to increase 10% to 15% over 2008 compared to the 5% to 10% decrease previously reported. This change in outlook is largely the result of a significant deterioration in the Ontario electricity market in the second quarter and BPLP recognizing as revenue, payments received under its agreement with the Ontario Power Authority (OPA).
Under the terms of the agreement with the OPA, all output from the B reactors is supported by a floor price. The floor price is adjusted annually for inflation and is currently $48.76/MWh. Payments under the agreement are received monthly, based on the positive difference between the floor price and the spot price and are not subject to repayment to the extent that the floor price exceeds the average spot price for the year. A recent amendment to the agreement limits to the current year (versus over the contract life) the period over which repayment is calculated. We expect BPLP will receive such payments throughout the remainder of the year and that none of the amounts recorded as revenue will have to be repaid.
In addition, BPLP has in place financial contracts that correspond to about 43% of planned generation over the remainder of the year. These contracts were entered into during the 2006-2008 period, when the spot price exceeded the floor price and reflected the strong forward market. BPLP receives or pays the difference between the contract price and the spot price. Payments recognized as revenue under the agreement with the OPA plus benefits under the financial contracts will contribute to higher realized electricity revenue for 2009.
Gold Outlook for 2009
Centerra now expects its 2009 production to total between 680,000 and 730,000 ounces compared to its previous estimate of 720,000 to 770,000 ounces. The reduction is due to lower than expected production at Boroo resulting from the operational shutdown caused by an illegal work stoppage and subsequent licence suspension. See section titled “Gold – Mongolia – Boroo Political and Operations Update” in this document for more information.
Foreign Exchange Sensitivity
At June 30, 2009, every one-cent increase/decrease in the value of the Canadian dollar versus the US dollar would result in a corresponding decrease/increase in net earnings for the balance of the year of about $8 million (Cdn).

Uranium Price Sensitivity (2009)
For 2009, a $10.00 (US) per pound change in the uranium spot price from $48.00 (US) per pound (reflecting the UxC spot price at August 10, 2009) would change revenue by $60 million (Cdn) and net earnings by $39 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.08 (Cdn), which was the rate on August 10, 2009.
Electricity Price Sensitivity Analysis
At June 30, 2009, BPLP had about 6.0 TWh under contract for the balance of 2009, which is equivalent to about 43% of Bruce B generation at its planned capacity factor. Based on the assumption that for the remainder of 2009 the spot price will remain below the floor price provided for under the agreement with the OPA, a $10 change in the electricity spot price from its current level will not be material to Cameco’s earnings.
Gold Price Sensitivity Analysis
For 2009, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $4 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.08 (Cdn), which was the rate on August 10, 2009.
The foregoing update to the outlook for the year 2009 contained in our annual MD&A for the year ended 2008, as updated by the information contained in our first quarter MD&A for 2009, is forward-looking information and, except as stated in the footnotes above, is based upon the same key assumptions and subject to the same material risk factors that could cause results to differ materially which were discussed under the heading “Caution Regarding Forward-looking Information and Statements” in our annual MD&A. These include assumptions regarding production levels, purchases, sales volumes, costs and market prices, and the risk of variations in them; assumptions regarding competition levels, and the risk of significant increases in them; the risk of material adverse changes in foreign currency exchange rates and interest rates, and the assumption that they will remain constant or improve in our favour; the risk of unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks and the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; and the success and timely completion of planned development and remediation projects, and the risks associated with those projects.

BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium
•	Fuel services
•	Nuclear electricity generation
•	Gold
URANIUM
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Revenue ($ millions)[1]	443	329	779	667
Gross profit ($ millions)	171	183	287	352
Gross profit %	39	56	37	53
Average realized price
($US/lb)	40.64	47.35	38.86	43.84
($Cdn/lb)	51.45	51.12	49.31	47.64
Sales volume (million lbs)[1]	8.5	6.3	15.6	13.8
Production volume (million lbs)	3.8	5.2	8.6	9.0

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement.
Uranium Results
Second Quarter
Compared to the second quarter of 2008, revenue from our uranium business increased by $114 million to $443 million due to a 35% increase in reported sales volumes and a marginal increase in the realized selling price (in Canadian dollars). The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price (in Canadian dollars) was related to higher prices under fixed-price contracts and a more favourable foreign exchange rate being offset by lower realized prices under market-related contracts.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $272 million in the second quarter of 2009 from $146 million in the second quarter of 2008 due to the 35% increase in sales volume and a 40% increase in the unit cost of product and services sold. Consistent with the first quarter of 2009 disclosure, the average unit cost of sales continued to be negatively impacted by the carryover effect of lower production in 2008, recent purchases at near market prices, higher royalties and increased input costs.
Six Months Ended June 30, 2009
Compared to the first six months of 2008, revenue from our uranium business increased by $112 million to $779 million due to a 13% increase in reported sales volumes and a 4% increase in the realized selling price (in Canadian dollars). The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price (in Canadian dollars) was related to higher prices under fixed-price contracts and a more favourable foreign exchange rate, partially offset by lower realized prices under market-related contracts.
Our total cost of products and services sold, including DD&R, increased to $492 million in the first half of 2009 from $315 million in the first half of 2008 due to the 13% increase in sales volume and a 39% increase in the unit cost of product and services sold. Average unit cost of sales were negatively impacted by the carryover effect of lower production in 2008, recent purchases at near market prices, higher royalties and increased input costs.
Uranium Market Update
Uranium Spot Market
Outlined below are the industry average spot market prices (TradeTech and UxC) as at the dates specified.

	June 30/09	March 31/09	June 30/08	March 31/08

Average spot market price ($US/lb U3O8)	$51.50	$42.00	$59.00	$71.00
In the spot market, where purchases call for delivery within one year, the volume reported for the second quarter of 2009 was about 21 million pounds U3O8, setting a new record in a single quarter. For the first half of 2009, the volume was about 28 million pounds. This compares to about 7 million pounds in the second quarter of 2008 and about 17 million pounds in the first half of 2008.
The UxC spot U3O8 price started the second quarter at its lowest point in the year of $40.00 (US) per pound. During the quarter, the spot price reached $54.00 (US) on June 22, 2009, its highest level for the year. The spot price ended the quarter at $52.00 (US) per pound. Since then the UxC spot U3O8 price has varied and is currently at $48.00 (US) per pound as at August 10, 2009.
Uranium Long-Term Market
Outlined below are the industry average long-term market price indicators (TradeTech and UxC) as at the dates specified.

	June 30/09	March 31/09	June 30/08	March 31/08

Average long-term market price ($US/lb U3O8)	$65.00	$69.50	$82.50	$95.00
Long-term contracts usually provide for deliveries to begin two to four years after contracts are finalized and use a number of pricing formulas including fixed prices adjusted by inflation indices and market referenced prices (spot and long-term indicators).

Uranium Operations Update
Uranium Production

	Three months		Six months
Cameco’s share of production	ended June 30		ended June 30		2009 planned
(million lbs U3O8)	2009	2008	2009	2008	production[1]
McArthur River/Key Lake	2.0	3.2	5.6	6.4	13.1
Rabbit Lake	1.0	1.5	1.5	1.5	3.6
Smith Ranch/Highland	0.5	0.3	0.9	0.7	1.8
Crow Butte	0.2	0.1	0.4	0.3	0.7
Inkai	0.1	0.1	0.2	0.1	0.9

Total	3.8	5.2	8.6	9.0	20.1

[1]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A for more information about the assumptions and risk factors associated with this production forecast, which remains unchanged from the forecast presented in our annual MD&A.
McArthur River/Key Lake
Cameco’s share of production of U3O8 at McArthur River/Key Lake during the second quarter was 2.0 million pounds compared to 3.2 million pounds produced in the same period of 2008. A scheduled mill maintenance shutdown during the month of May resulted in lower production for the quarter. Production varies from quarter to quarter depending on the timing of mill shutdowns. No further shutdowns are planned this year. Production for the first half of 2009 was 5.6 million pounds U3O8 compared to 6.4 million pounds over the same period in 2008. We continue to expect Cameco’s share of 2009 production to be 13.1 million pounds.
At McArthur River, a number of milestones were achieved in the second quarter:
•	The freezewall for zone 2, panel 5 is sufficiently frozen to allow development of the raisebore chamber on the 510 metre level to commence. Despite challenging ground conditions, progress to date has been favourable and production from this area continues to be expected in the latter part of 2009.

•	In lower zone 4, development of the raisebore/freeze chamber on the 530 metre level was completed in June. Drilling and installation of freezeholes commenced in early July. Production from lower zone 4 is expected in 2010.

•	We recently received clarification from the regulators regarding the existing approval to operate the water inflow contingency treatment system if needed.
Over the past number of years we have made significant investments to increase contingency water management capacity at McArthur River. Currently we have 1,725 cubic metres per hour (m3/hr) of installed pumping capacity in the mine. Installation of a further pump system is in progress that will increase total pumping capacity to more than 1,850 m3/hr. On surface we have regulatory approval to treat and release 1,500 m3/hr of water in the event of an inflow. In addition there is storage capacity of approximately 50,000 cubic metres (m3) in surface collection ponds. These capacities are expected to exceed what is required to handle an estimated maximum inflow.
During the quarter, Cameco received regulatory approvals to construct the replacement acid, steam and oxygen plants at Key Lake. Work to install foundations for the new plants is now in progress.
In June, the Canadian Nuclear Safety Commission approved an amendment to Key Lake’s operating licence, allowing flexibility in the annual licensed production limit. Under certain conditions, Cameco has approval to produce up to a maximum of 20.4 million pounds U3O8 per year providing that the average annual production, calculated using 2003 as the base year, does not exceed 18.7 million pounds. Therefore, if production in a given year falls below the target of 18.7 million pounds, Cameco may produce up to the annual maximum in subsequent years, until the shortfall is recovered. The amendment provides Cameco the opportunity to recover annual production shortfalls from 2003 onwards. A key benefit of this change is the ability to continue to operate the Key Lake mill even after the 18.7 million pound production target is achieved, avoiding the potential for restarts in cold winter temperatures. We continue to plan for annual production of 18.7 million pounds (100% basis) for the next few years primarily based on the transition to new mining areas under the McArthur River mine plan and demonstrated historic capacity of the Key Lake mill.
Rabbit Lake
Rabbit Lake produced 1.0 million pounds U3O8 in the second quarter of 2009 compared to 1.5 million pounds in the second quarter of 2008. In the first half of the year, production was equal to the first six months of 2008. A planned summer shutdown in June and July impacted production in the second quarter. We expect to continue to see large variations in mill production from quarter to quarter as we manage ore supply to ensure efficient operation of the mill.
At the Rabbit Lake mill, construction work on the circuit to reduce molybdenum and selenium in the mill effluent was completed. Commissioning this circuit continued through the second quarter, with startup anticipated in the second half of 2009.
At the Eagle Point mine, construction of a new exhaust air raise to service a new mining area continued throughout the quarter. Development of this additional mine infrastructure is needed to enable production from this new mining area in future years.
Construction of a new tailings pipeline for the expanded Rabbit Lake in-pit tailings management facility was completed in the second quarter. Commissioning of the expanded facility is planned to commence in the third quarter of 2009.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ recovery (ISR) mines, located in Wyoming and Nebraska, produced 0.7 million pounds U3O8 in the second quarter 2009, an increase from 0.4 million pounds in the second quarter of 2008. For the first six months of 2009, these operations produced 1.3 million pounds U3O8, an increase from 1.0 million pounds produced during the same period in 2008.

Cameco is preparing an environmental assessment for the Reynolds Ranch satellite operation to Smith Ranch-Highland for submission to the Wyoming Office of the US Bureau of Land Management in the fourth quarter.
The Nuclear Regulatory Commission (NRC) and Nebraska Department of Environmental Quality continue the review process for the expansion and relicensing of the Crow Butte operation in Nebraska. A hearing will be held following completion of the NRC review of the applications.
Cigar Lake
Cameco continues to make progress in remediating the inflow that occurred August 12, 2008 during an initial attempt to dewater the underground workings. Remediation of the inflow is still expected to take most of 2009 with dewatering of shaft 1 planned thereafter.
The August 2008 inflow came from a fissure located in the top of a tunnel on the 420 metre level. Drilling of holes from surface to allow placement of concrete and grout is complete and approximately 1,000 m3 of concrete has been poured in the north end of the tunnel to date. Additional pumping capacity has been installed. Work required to install the bulkhead and final concrete plug on the 420 metre level is proceeding in line with our plans.
Currently, Cigar Lake has pumping capacity of 1,000 m3/hr and is in the process of increasing it to 1,250 m3/hr. During dewatering we plan to install additional pumping capacity in shaft 1 targetting a total installed pumping capacity of 2,500 m3/hr once the mine has been dewatered, secured and remediated. We will continue to examine the pumping capacity and adjust as required.
We have the ability to treat a total of 2,550 m3/hr and have regulatory approval for the release of 550 m3/hr of treated water. Supplementing this is approximately 100,000 m3 of surface storage. We are in the process of seeking regulatory approval to increase treated water release limits.
In parallel to the remediation program, work is underway on the revision of the Cigar Lake mine design and plan. This work builds on past work and incorporates the new information and experience of the past several years.
Cigar Lake’s construction licence expires on December 31, 2009. Cameco has submitted an application to extend the term and amend the licence to allow for completion of mine dewatering, remediation and construction activities, completion of shaft 2 and continued surface construction. Given the uncertainty regarding the condition of the underground, we have requested a four-year licence term, which is expected to allow sufficient time for Cameco to complete these activities. Following dewatering and depending upon the condition of the underground, it may be necessary to update the mine plan. Regulatory approval of an updated mine plan would be required to undertake mine development activities.
We will provide new estimates of the planned production date and capital cost after the mine has been dewatered, the condition of the underground has been evaluated and the mine plan has been updated to reflect any resulting information.

Inkai
During the second quarter of 2009, the wellfields at blocks 1 and 2 produced about 0.1 million pounds U3O8 for Cameco’s account. Wellfield performance continues to improve. Cameco’s share of production for the first half of the year was 0.2 million pounds U3O8 compared to 0.1 million pounds in the first half of 2008.
Achieving our forecast production in 2009 is subject to the availability of sulphuric acid, which has been an issue for Inkai over the past two years. To reduce the risk, Inkai has increased the number of suppliers from two to four. Despite this, supply of sulphuric acid remains a concern and Inkai may be impacted by shortages resulting in lower than anticipated production.
A new tax code became law on January 1, 2009. Inkai has submitted to governmental authorities an amendment to its Resource Use Contract to adopt the new tax code. Cameco does not expect adopting the new tax code will have a material impact on Inkai at this time. However, the elimination of tax stabilization under the new tax code could be material to Inkai in the future.
Uranium Exploration Update
Saskatchewan Exploration
During June, diamond drilling resumed on six Cameco operated projects in the Athabasca Basin. Drill holes completed on the Virgin River, Dawn Lake, and Rabbit Lake projects intersected significant mineralization.
All assay results were received from the winter drilling programs. The Centennial deposit, Virgin River project, returned the highest grade intersection on the project to date. Brownfield exploration near Rabbit Lake returned promising results. Follow-up drilling will be undertaken in early 2010.
Canadian Exploration
Diamond drilling was initiated in Nunavut on the Aberdeen and Turqavik projects. Several holes display encouraging results which will require follow-up. Drilling on the Otish project in Quebec will commence in the third quarter.
Global Exploration
Australia
Exploration activities commenced on the Angela joint venture project located south of Alice Springs, Northern Territory on May 5, 2009. At the end of the quarter, a total of 29 holes had been completed, with an additional 18 holes in progress. Drilling activities will continue until the end of the third quarter.
Diamond drilling commenced on the Wellington Range and Beatrice projects in Arnhem Land, in the Northern Territory and will continue in the fourth quarter.
On the Kintyre project in Western Australia, final permitting and planning activities were completed in the second quarter. During the third quarter, we expect to begin the 50,000 metre drilling program.

Niger
In August 2008, Cameco formed a strategic alliance, focused on uranium exploration in Niger, with GoviEx Uranium Inc. (GoviEx), formerly Govi High Power Exploration Inc. We hold an approximate 11% interest in the company. Cameco obtained certain rights to make additional investments under the terms of the strategic alliance agreement, which rights have now expired. However, as a partner in the alliance, we continue to assess the value and potential of our investment.
FUEL SERVICES
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Revenue ($ millions)	82	54	135	114
Gross profit ($ millions)	25	(6)	33	(3)
Gross profit %	31	(11)	24	(3)
Sales volume (million kgU)[1]	4.1	3.1	6.0	6.5
Production volume (million kgU)[2]	2.2	1.8	4.4	3.9

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
Second Quarter
In the second quarter of 2009, revenue from our fuel services business was $82 million, an increase of $28 million compared to the same period in 2008 due to a 32% increase in reported sales volumes and a 16% increase in the average realized price for fuel services products. The timing of deliveries of fuel services within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.
Total cost of products and services sold, including DD&R, decreased to $57 million in the second quarter from $60 million for the same period in 2008. The cost of products sold in both 2009 and 2008 was impacted by the curtailment of production from the Port Hope UF6 conversion plant. In the first half of 2009, the plant was shutdown due to the unavailability of hydrofluoric acid (HF), while in 2008 operations were suspended to allow for the clean up of contaminated soil. All costs associated with the UF6 conversion plant were expensed as incurred in the second quarter of each year ($7 million in 2009; $14 million in 2008).
Six Months Ended June 30, 2009
In the first six months of 2009, revenue from our fuel services business was $135 million, an increase of $21 million compared to the same period in 2008 due to a 29% increase in the average realized price for fuel services products, partially offset by an 8% decline in sales volumes. The increase in the realized price was largely attributable to prices realized under UF6 conversion contracts. The timing of deliveries of fuel services within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.

Total cost of products and services sold, including DD&R, decreased to $102 million in the first half of 2009 from $117 million for the same period in 2008. The cost of products sold in both 2009 and 2008 was impacted by the curtailment of production from the Port Hope UF6 conversion plant. In the first half of 2009, the plant was shutdown due to the unavailability of HF, while in 2008 operations were suspended to allow for the clean up of contaminated soil. All costs associated with the UF6 conversion plant were expensed as incurred in the first half of each year ($18 million in 2009; $28 million in 2008).
UF6 Conversion Market Update
Spot market UF6 conversion prices declined over the quarter. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	June 30/09	March 31/09	June 30/08	March 31/08
Average spot market price ($US/kgU)
• North America	7.00	8.50	9.50	9.00
• Europe	8.50	9.75	10.75	10.00
Long-term market UF6 conversion prices remained steady over the quarter. Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	June 30/09	March 31/09	June 30/08	March 31/08
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.25	12.25
• Europe	13.38	13.38	13.25	13.00
Fuel Services Operations Update
Production
Refining
At our Blind River refinery, we produced 3.6 million kgU in the second quarter of 2009 compared to 2.9 million kgU for the second quarter of 2008. Total UO3 production for the first six months of 2009 was 7.2 million kgU compared to 6.0 million kgU in the first half of 2008.
Conversion Services and Fuel Manufacturing
Our Port Hope conversion services, fuel manufacturing production and SFL supply totalled 2.2 million kgU in the second quarter of 2009 compared to 1.8 million kgU in the second quarter of 2008. Port Hope conversion services, fuel manufacturing production and SFL supply was 4.4 million kgU for the first six months of 2009 compared to 3.9 million kgU for the same period in 2008.

UF6 production in Port Hope restarted on June 17, 2009 after being suspended since December 2008 due to the lack of availability of HF on acceptable terms. HF is a primary feed material for the production of UF6. Cameco signed a new contract with its historic supplier of HF in May under terms that are mutually beneficial to both.
In late June, Cameco signed a contract with a second supplier of HF, broadening our sources of supply. Cameco expects to sign a contract with a third HF supplier in the near future.
At Cameco Fuel Manufacturing, the collective agreement with unionized employees expired on June 1, 2009. Negotiations continue, assisted by a conciliator, towards the goal of reaching a new collective agreement.
Enrichment
Cameco has a 24% interest in Global Laser Enrichment LLC (GLE), a uranium enrichment development company based in Wilmington, North Carolina.
On July 30, 2009, GLE announced the startup of the test loop to evaluate a next-generation uranium enrichment technology that GLE is developing to increase the United States’ supply of enriched uranium for nuclear power plants worldwide.
The test loop is designed to validate the commercial feasibility of the technology and advance the design of the equipment, facility and processes for the planned commercial production facility. The results from the test loop will be used to determine whether to commercialize laser-based enrichment technology in the first full-scale commercial production facility in the world.
GLE anticipates it will have sufficient data from the test loop by the end of 2009 to decide whether to proceed with plans for a full-scale commercial enrichment facility. At that time, GLE expects to refine its projected schedule for bringing the plant online.

NUCLEAR ELECTRICITY GENERATION
Highlights
Bruce Power Limited Partnership (100% basis)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Output — terawatt hours (TWh)	5.3	5.7	12.0	10.8
Capacity factor (%)[1]	75	81	86	77
Realized price ($/MWh)[2]	70	56	63	56
Average Ontario electricity spot price ($/MWh)	23	47	33	48
($ millions)
Electricity revenue	405	320	760	606
Operating costs[3]	270	255	477	496
Cash costs
— operating & maintenance	185	176	308	343
— fuel	22	20	44	36
— supplemental rent[4]	29	29	59	58
Non cash costs (amortization)	34	30	66	59
Income before interest and finance charges	135	66	283	110
Interest and finance charges	6	18	7	38
Earnings before taxes	129	48	276	72
Cash from operations	217	100	319	190
Capital expenditures	37	25	49	43
Operating costs ($/MWh)	51	45	40	46
Distributions	165	35	270	140

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	The calculation of the realized price for the second quarter of 2009 does not include the $35 million received in the first quarter under the agreement with the OPA and booked as revenue in the second quarter. See the section titled “BPLP’s Outlook for 2009” in this document for more information.

[3]	Net of cost recoveries.

[4]	Supplemental rent is about $28.3 million per operating reactor for 2009.
In the second quarter of 2009, BPLP generated cash from operations of $217 million compared to $100 million in the second quarter of 2008. The increase reflects a higher average realized electricity price and lower net working capital balances, partially offset by lower generation and higher operating costs.
Second quarter revenue includes payments received by BPLP under its agreement with the OPA. As a result of significant deterioration in the Ontario electricity market and supported by an amendment to the agreement with the OPA that governs the Bruce B floor price, $172 million (Cameco’s share, $54 million) was recognized as revenue in the second quarter. These payments include $35 million received in the first quarter. See section titled “BPLP’s Outlook for 2009” in this document for more information.

BPLP distributed $165 million to the partners in the second quarter, with Cameco’s share being $52 million. The partners have agreed that excess cash is to be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
Through Bruce Power, Cameco and its partners will be working with the province of Ontario to investigate the feasibility of refurbishing units 5 through 8, when they reach the end of their useful lives.
Cameco’s Earnings from BPLP

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008
BPLP’s earnings before taxes (100%)	129	48	276	72
Cameco’s share of pre-tax earnings before adjustments	41	15	87	23
Proprietary adjustments	(1)	(2)	(3)	(3)
Pre-tax earnings from BPLP	40	13	84	20
Second Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $40 million during the second quarter compared to $13 million for the same period in 2008. This increase in 2009 was due to the increased revenue, partially offset by the reduction in generation and higher operating costs.
Output
BPLP achieved a capacity factor of 75% in the second quarter of 2009 compared to 81% in the same period of 2008. During the second quarter of 2009, BPLP’s units generated 5.3 TWh of electricity compared to 5.7 TWh in 2008.
Revenue and Realized Price
For the second quarter of 2009, BPLP’s electricity revenue increased to $405 million from $320 million over the same period in 2008 due to a higher realized price, partially offset by lower generation.
The realized price, which reflects contract revenue, spot sales and payments under BPLP’s agreement with the OPA, averaged $70 per MWh in the quarter, 25% higher than the realized price for the second quarter of 2008. The increase is largely the result of recording such payments as revenue. During the quarter, the Ontario electricity spot price averaged $23 per MWh compared to $47 per MWh in the second quarter of 2008. Electricity prices in the Ontario market have been trending lower due primarily to reduced industrial demand, increased generation and low fossil fuel prices. Pursuant to its agreement with the OPA, BPLP received $137 million during the quarter.
During the second quarter of 2009, about 60% of BPLP output was covered by financial contracts, down from the 67% level during the same period in 2008.

Costs
Operating costs (including amortization) were $270 million in the second quarter of 2009, up 6% compared to the same period of 2008 due to the extension of a planned outage to conduct additional maintenance work. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the second quarter of 2009 was $51 compared to $45 in the second quarter of 2008.
Six Months Ended June 30, 2009
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP for the first half of 2009 amounted to $84 million compared to $20 million in the same period of 2008. The increase is attributable to higher realized electricity prices, a higher capacity factor and lower operating costs.
Output
For the first six months of the year, BPLP’s units achieved a capacity factor of 86%, compared with 77% in the same period last year. These units produced 12.0 TWh during the first half of 2009, an increase of 1.2 TWh over the same period last year, due primarily to the extended planned outage of unit B5 and numerous forced outages in 2008.
Revenue and Realized Price
For the first six months of the year, BPLP’s electricity revenue increased to $760 million from $606 million over the same period in 2008 as a result of increased generation and higher realized prices.
The realized price, which reflects contract revenue, spot sales and payments under BPLP’s agreement with the OPA, averaged $63 per MWh for the first half of the year, 13% higher than the realized price in the same period last year. The increase is largely the result of recording such payments as revenue. During the first six months of 2009, the Ontario electricity spot price averaged $33 per MWh, significantly lower than the average of $48 per MWh from the same period of 2008. Pursuant to its agreement with the OPA, BPLP has recognized $172 million as revenue year to date.
Costs
For the first six months of 2009, operating costs were $477 million, compared with $496 million in the same period in 2008. This decrease primarily reflects lower staff costs and fewer forced outages. On a per MWh basis, the operating cost for the first six months of 2009 was $40 compared to $46 in the same period last year.
GOLD
Cameco owns approximately 49% of and has voting control over approximately 53% of Centerra’s shares. Centerra is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic and Boroo located in Mongolia.

Financial Highlights

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Revenue ($ millions)	129	143	250	256
Gross profit ($ millions)	(21)	33	(19)	77
Gross profit %	(17)	23	(8)	30
Realized price ($US/ounce)	905	889	906	898
Sales volume (ounces)	115,000	160,000	224,000	284,000
Gold production (ounces)[1]	110,000	158,000	214,000	279,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Second Quarter
For the three months ended June 30, 2009, revenue from our gold business decreased by $14 million to $129 million compared to the second quarter of 2008 due to lower sales volumes, partially offset by a 2% increase in the US dollar selling price.
Centerra’s operating costs increased during the quarter compared to the second quarter of 2008 mainly as a result of higher labour costs and an increase in the cost of supplies.
Centerra produced 110,000 ounces of gold in the second quarter of 2009, which was 48,000 ounces less than the 158,000 ounces of gold reported in 2008. The Kumtor mine saw production decrease to 81,000 ounces from 111,000 ounces in 2008 as the result of a lower ore grade, averaging 2.6 grams per tonne (g/t) in the second quarter of 2009 compared to the 3.4 g/t milled in the same quarter of 2008. Production was also lower at the Boroo mine, amounting to 29,000 ounces compared to 47,000 a year earlier, due mainly to the operational shutdown caused by a labour strike at the mine and the subsequent suspension of Boroo’s main operating licences. See section titled “Mongolia – Boroo Political and Operations Update” in this document for more information.
The average spot market gold price during the second quarter of 2009 was $922 (US) per ounce, an increase of 3% compared to $896 (US) per ounce in the second quarter of 2008.
Six Months Ended June 30, 2009
For the six months ended June 30, 2009, revenue from our gold business decreased by $6 million to $250 million compared to the first six months of 2008 due to lower sales volumes, partially offset by a 1% increase in the US dollar selling price. Revenues were influenced by an improved Cdn/US exchange rate that averaged $1.22 in the first half of 2009 compared to $1.01 in 2008.
Centerra produced 214,000 ounces of gold in the first half of 2009, which was 65,000 ounces less than the 279,000 ounces of gold reported for the same period in 2008. The Kumtor mine saw production decrease to 145,000 ounces from 186,000 ounces in 2008 as the result of a lower ore grade, averaging 2.3 g/t in the first half of 2009 compared to the 3.0 g/t milled in 2008.

Production was also lower at the Boroo mine, amounting to 69,000 ounces compared to 93,000 a year earlier, due mainly to the operational shutdown caused by a labour strike at the mine and the subsequent suspension of Boroo’s main operating licences. See section titled “Mongolia – Boroo Political and Operations Update” in this document for more information.
Kyrgyz Republic
Kumtor Political and Operations Update
On June 11, 2009, Cameco announced the closing of an agreement with Centerra and the Kyrgyz government that resolves all of the existing disputes between the parties with respect to the Kumtor project. As part of the closing, Centerra issued from treasury 18.2 million common shares to the government, which brings Centerra’s total issued and outstanding shares to 234.9 million. As well, we agreed to transfer to the government between 14.1 and 25.3 million common shares of Centerra, which are to be released to the government upon satisfaction of certain conditions. Until that time, we retain voting control over approximately 53% of the issued and outstanding shares of Centerra and will continue to fully consolidate the financial results of the company.
After satisfaction of all conditions to the transfer of shares by Cameco, the Kyrgyz government could own up to 33% of Centerra, Cameco no less than 38% and the balance, 29%, would be held by the remaining shareholders.
For more information on this agreement see our news releases dated April 24, 2009, April 30, 2009 and June 11, 2009, and note 12 of our second quarter unaudited consolidated financial statements.
During the second quarter of 2009, mining at Kumtor exposed the unfrozen glacial till. The till layer responded positively to the on-going depressurization and dewatering programs, which are fully operational and extracting water from the pit area. The pitwall angles in most sectors of the pit have improved and have been steepened as a result of the depressurization and dewatering programs. One sector in the south wall requires further work and improved dewatering, however, Centerra believes this is manageable with the present mobile fleet of equipment.
Continued movement of the southeast icewall into the Kumtor open pit required the mining of ice and waste, which reduced the production of ore in the second quarter. Work is being done to neutralize and further stabilize this advanced creep. By the end of the quarter, the advancement had been significantly mitigated. While work is planned over the balance of the year to address this issue, there is no guarantee that these efforts will prevent further negative impact on expected production at Kumtor.
In March 2008, an unplanned shutdown of the ball mill at Kumtor was required to repair the ring gear that had failed. A temporary repair was completed in late March 2008 and the ball mill returned to full operation. Full replacement of the ring gear had originally been planned for the third quarter of 2009. However, replacement has been postponed until early 2010 to enable uninterrupted processing of higher grade material in the third quarter.
The maintenance and changeout of the Kumtor SAG mill liner has also been postponed until early 2010.

If in either of the above cases, earlier replacement is required, an unplanned shutdown of the mill would be required and would have an adverse impact on Centerra’s production, costs and earnings in 2009.
Mongolia
Boroo Political and Operations Update
On May 26, 2009, unionized employees initiated an illegal work stoppage at the Boroo mine resulting in a temporary suspension of mining and milling activities. The labour dispute was settled on June 16, 2009. Mining and milling activities remained suspended as a result of the Mongolian government’s June 12, 2009 suspension of the main operating licences for the Boroo mine. On July 27, 2009, the Mongolian government lifted the suspension and production has resumed. Centerra is continuing discussions with the Mongolian regulatory authorities regarding their concerns.
At the end of April 2009, the mine stopped adding cyanide to the heap leach pad due to the expiry of Boroo’s temporary heap leach permit. Centerra had been awaiting the authorization of the final heap leach operating permit when the mine’s main operating licences were suspended. Centerra continues to work with the Mongolian authorities to obtain the final operating permits.
LIQUIDITY AND CAPITAL RESOURCES
Credit Ratings
There has been no change to Cameco’s credit ratings as discussed in our annual MD&A.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity with unsecured lines of credit totalling about $1,725 million, which include the following:
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At June 30, 2009, there was $348 million outstanding under the commercial paper program.
Cameco has in place a $500 million, unsecured revolving credit facility that matures November 30, 2012. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million is kept available to provide liquidity support for the company’s commercial paper program referred to above. The facility ranks equally with all of Cameco’s other senior debt. At June 30, 2009, there was no amount outstanding under this credit facility.
Cameco has in place a $500 million, unsecured revolving credit facility, maturing June 16, 2010, and extendable for an additional 364-day term upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. During the quarter, we determined the best short-term use of available cash, including a portion of the proceeds from the first quarter 2009 equity issuance, was to temporarily repay the balance outstanding under this facility, thereby reducing our borrowing costs. However, we maintain the ability to fully draw the facility. At June 30, 2009, there was no amount outstanding under this credit facility.
Cameco also has a $100 million, unsecured revolving credit facility, maturing February 5, 2010, and extendable for two additional 364-day terms upon mutual agreement with the lender. At June 30, 2009, there was no amount outstanding under this credit agreement.
Various financial institutions have entered into agreements to provide Cameco up to approximately $625 million in short-term borrowing and letters of credit. These facilities are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites and as overdraft protection. At June 30, 2009, outstanding letters of credit amounted to $516 million.
Cameco has $300 million outstanding in senior unsecured debentures. These debentures bear interest at a rate of 4.7% per annum and mature September 16, 2015.
Cameco has issued a promissory note payable to GE-Hitachi Global Enrichment, LLC in the amount of $73 million (US) to support future development of this business.
Cameco intends to file a shelf prospectus in Canada for offerings of up to $1 billion in senior debt. We expect that initial issuances will be used to refinance all or a portion of the debt incurred to fund long-term investments made in 2008 with longer term maturities and for general corporate purposes.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at June 30, 2009, Cameco met these financial covenants and does not expect its operating and investment activities in 2009 to be constrained by them.
Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2008, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to our annual MD&A.
For further information regarding commitments and contingencies, refer to notes 8, 12 and 13 for the period ended June 30, 2009 of our unaudited consolidated financial statements.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2008. For further information on these commercial commitments, refer to our annual MD&A.

OUTSTANDING SHARE DATA
At June 30, 2009, there were 392,565,683 common shares and one Class B share outstanding. In addition, there were 8,255,610 stock options outstanding with exercise prices ranging from $5.88 to $54.50 per share.
CONTROLS AND PROCEDURES
As of June 30, 2009, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of June 30, 2009, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under applicable securities laws is recorded, processed, summarized and reported as and when required, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
There has been no change in our internal control over financial reporting during the quarter ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
CHANGES IN ACCOUNTING POLICY
NEW ACCOUNTING PRONOUNCEMENTS
Goodwill and Intangible Assets
Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. The new standard had no significant impact on our consolidated financial statements.
International Financial Reporting Standards (IFRS)
The Accounting Standards Board has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has established a project team led by management to plan for and achieve a smooth transition to IFRS. The team has developed a detailed project plan to ensure compliance with the new standards. Regular progress reports on the status of Cameco’s IFRS implementation project are provided to senior management and to the audit committee of the board. A major public accounting firm has been engaged to provide technical accounting advice and project management guidance in the conversion to IFRS.
Cameco’s implementation project consists of three principal phases:
Phase 1: Preliminary Study and Diagnostic – This phase included performing a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS. This analysis is complete and resulted in prioritization of areas to be evaluated in the next phase of the project plan. The information obtained from the assessment was also used to develop a detailed plan for convergence and implementation. During phase 1, an analysis was also performed to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS. The necessary systems modifications have been tested and implemented as of June 30, 2009.
Phase 2: Detailed Component Evaluation – In this phase, further evaluation of the financial statement areas impacted by IFRS will be completed. This will involve a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS. This detailed assessment will facilitate final decisions around accounting policies and overall conversion strategy. This phase also involves specification of changes required to existing business processes.
Phase 3: Embedding – This phase includes execution of changes to business processes impacted by Cameco’s transition to IFRS and formal approval of recommended accounting policy changes. Also included in this phase is the delivery of necessary IFRS training to Cameco’s audit committee of the board, board of directors and staff. This phase will culminate with the collection of financial information necessary to compile IFRS compliant financial statements and audit committee approval of IFRS financial statements commencing in 2011.
Cameco completed phase 1 in June 2008 and is now in the detailed component evaluation phase. Cameco’s analysis of the areas that may be impacted by the adoption of IFRS has identified a number of differences. We are currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures. In addition, we continue to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures. Cameco has and will continue to invest in training and resources throughout the transition period.
Financial Instruments – Disclosures
In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments – Disclosures requiring enhanced disclosures related to liquidity risk and new disclosures on fair value measurement of financial instruments. These requirements harmonize Canadian standards with IFRS and apply to annual financial statements for fiscal years ending after September 30, 2009. Cameco is assessing the impact the new standard on its consolidated financial statements.

USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings.
Adjusted Net Earnings

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2009	2008	2009	2008
Net earnings (per GAAP)	247	150	329	284
Adjustments (after tax)
Loss (gain) on restructuring of the gold business	1	(36)	(16)	(28)
Stock option expense (recovery)[1]	—	33	—	18
Losses (gains) on financial instruments	(108)	(8)	(83)	13

Adjusted net earnings	140	139	230	287

[1]	Late in 2008, we amended our stock option program and began accounting for our options using their fair value at the grant date. Under this method, our stock option expense is highly predictable. For this reason, we will not be adjusting our net earnings for stock option expense in 2009.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this MD&A was prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
• David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
• Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
• Grant Goddard, general manager, Cigar Lake project, Cameco	Cigar Lake
• Ian Atkinson, vice-president, exploration, Centerra Gold	Kumtor

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this MD&A which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the US Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “outlook”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our consolidated outlook for the year 2009 and related discussion; future earnings sensitivity to changes in the exchange rate; price sensitivity analysis for uranium, electricity and gold; uranium price sensitivity table for 2009 to 2013 and related discussion; our expected uranium production quantities for 2009; the expected date for completion of sealing the 2008 water inflow at Cigar Lake; our expectation that adopting the new tax code will not have a material impact on Inkai at this time; and our expectation that Cameco’s operating and investing activities in 2009 will not be constrained by the financial covenants in our general credit facilities.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk that our assumptions are incorrect; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates, interest rates and costs, including capital costs, which we have assumed will remain constant or improve in our favour; we assume capital is available and that is subject to the risk that our assumption is incorrect; our assumptions regarding production, cost, remediation, decommissioning, reclamation, mineral reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with governments (including tax authorities), suppliers, customers or joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production associated chemicals affecting the soil at the Port Hope and other sites which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of nationalization, terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies (including new legislation in Kazakhstan allowing the government to renegotiate previously signed agreements and the new tax code), which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits, licences, and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall and tailings dam failures, and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes, lockouts, equipment failure or other causes and the risk that such disruptions may occur; assumptions regarding the availability of reagents, equipment, operating parts, and supplies critical to production (including the availability of acid at the company’s operations in Kazakhstan and hydrofluoric acid at the company’s Port Hope operations), and which are subject to the risk that our assumptions may be incorrect; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices, Ontario electrical spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium price sensitivity set out under the heading “Uranium Price Sensitivity (2009 to 2013)”; the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the successful transition to new mining areas at McArthur River commencing in 2009, which is subject to various expected and unanticipated risks; the dewatering and depressurization programs at Kumtor continue to produce the expected results and the water management systems work as planned, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the remediation of and return to pre-flood construction at Cigar Lake, and the risk of delay or ultimate lack of success; the risk of a significant decline in general economic conditions, which we have assumed will not occur; and other development, operating, environmental and safety risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form and current annual and first quarter MD&A.
The forward-looking information and statements included in this MD&A represent Cameco’s views as of the date of this MD&A and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this MD&A about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this MD&A should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer-term assumptions and estimates than those for 2009, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
ADDITIONAL INFORMATION
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
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